SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 24, 2003

Commission File Number: 1-14732

National Steel Company
(Translation of registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830
Torre 1, 13° Andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

             Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

             The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

             This Report contains an excerpt from the minutes of a meeting of the Company’s board of directors regarding changes in the Board of Executive Officers and two press releases regarding regulatory approval for previously announced transactions involving the Company’s railway investees and discussions with States as to tax incentives.

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SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional By: /s/ Otávio de Garcia Lazcano Name: Otávio de Garcia Lazcano Title: Principal Financial Officer

Dated September 24, 2003

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For immediate release

For More Information Contact:

Luciana Paulo Ferreira CSN - Relações com Investidores - 011 3049-7591 luferreira@csn.com.br www.csn.com.br	Dana Voelzke MZ Consult +1 (203) 740-2883 dana@mzconsult.com.br

RESTRUCTURING FOR STAKES IN RAILROADS GETS REGULATORY APPROVAL

(São Paulo, Brazil – September 22, 2003) — Companhia Siderúrgica Nacional (CSN) (NYSE-SID) announced today that the Regulating Agency for Terrestrian Transportation (“Agência Nacional de Transportes Terrestres –ANTT”) authorized the restructuring of the stakes at Ferrovia Centro-Atlântica S.A. (FCA) and Companhia Ferroviária do Nordeste (CFN). This will be done through the sale of CSN’s direct or indirect stake at FCA to Companhia Vale do Rio Doce (CVRD) and the sale of CVRD’s direct or indirect stake at CFN to CSN and Taquari Participações S.A., according to the Stock Purchase Agreement and Other Covenants signed between CSN and CVRD on April 10, 2003, divulged on April 16, 2003. The execution of the aforementioned transactions is subject to a number of closing conditions, as stated in the Stock Purchase Agreement and Other Covenants.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

The foregoing includes forward-looking statements, such as the completion of the proposed transactions. Factors that could cause the transactions not to be completed include failure to meet the closing conditions.

For immediate release

For More Information Contact:

Luciana Paulo Ferreira CSN - Relações com Investidores - 011 3049-7591 luferreira@csn.com.br www.csn.com.br	Dana Voelzke MZ Consult +1 (203) 740-2883 dana@mzconsult.com.br

CSN CLARIFIES NEWS ABOUT TAX INCENTIVES

(São Paulo, Brazil – September 23, 2003) — Companhia Siderúrgica Nacional (CSN) (NYSE-SID) clarified today that the Company is currently holding conversations with some States, including the State of Rio de Janeiro, regarding Tax Incentives. However, up to now, the Company has not made any decisions regarding new Capital Expenditures or the obtention of Tax Incentives whatsoever.

CSN intends to inform the market, in the event that the Company approves any investments or receives any relevant tax incentives.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.